Divakar Gupta +1 212 479 6474 dgupta@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Repare Therapeutics Inc. in connection with Registration Statement on Form S-1 (File No. 333-238822)

June 4, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Tracey McKoy
Ms. Kate Tillan
Mr. Tim Buchmiller
Ms. Celeste Murphy

RE:	Repare Therapeutics Inc.
Registration Statement on Form S-1
File No. 333-238822

Ladies and Gentlemen:

On behalf of Repare Therapeutics Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 1, 2020 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally confidentially submitted with the Commission on April 6, 2020, as amended on May 12, 2020 and subsequently filed by the Company with the Commission on May 29, 2020 (File No. 333-238822) (the “Registration Statement”), we submit this supplemental letter to further address comment 5 of the Comment Letter.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at + 1 212 479 6474 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

June 4, 2020

Page Two

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of $[***] per share to $[***] per share (the “Preliminary Price Range”) for the Company’s proposed initial public offering (“IPO”), which takes into account a proposed 1-for-[***] reverse stock split of the Company’s common shares (“Reverse Stock Split”) that will be effected prior to the effectiveness of the Registration Statement. This range implies a pre-money equity valuation for the Company of $[***] million to $[***] million. Unless otherwise indicated, all of the share numbers and per share exercise prices and fair values per share in this letter have been updated to reflect the proposed Reverse Stock Split.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Cowen and Company, LLC and Piper Sandler & Co. (collectively, the “Representatives”), the representatives of the underwriters for the proposed IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a narrower bona fide price range of the common shares in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Historical Determinations of Fair Value of Common Shares

As there has been no public market for the Company’s common shares to date, the estimated fair value of its common shares has been determined by the Company’s Board of Directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred shares and third-party valuation of its common shares as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common shares as of each grant date, including:

•	the prices at which the Company sold preferred shares and the superior rights and preferences of the preferred shares relative to the Company’s common shares at the time of each grant;

•	the progress of the Company’s research and development efforts, including the status of preclinical studies for its product candidates;

•	the lack of liquidity of the Company’s equity as a private company;

•	the Company’s stage of development and business strategy and the material risks related to the Company’s business and industry;

•	the achievement of enterprise milestones, including entering into collaboration and license agreements;

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

June 4, 2020

Page Three

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•

the likelihood of achieving a liquidity event for the holders of the Company’s preferred shares and holders of the Company’s common shares, such as an IPO or a sale of the Company, given prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The third-party valuations of the Company’s common shares that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its common shares.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital shares to determine the fair value of its common shares at each valuation date.

•

Option Pricing Method (OPM). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common shares as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred shares, as well as their rights to participation, and the share prices of the outstanding options. Thus, the value of the common shares can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the common shares represent a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a shareholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The Hybrid Method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In the course of granting options and preparing for its IPO, the Company obtained third-party valuations of its common shares as of September 4, 2019, December 16, 2019, February 27, 2020, May 8, 2020 and May 29, 2020. The third-party valuations resulted in the following valuations of the Company’s common shares, after giving effect to the proposed Reverse Stock Split:

•	$[***] per share as of September 4, 2019;

•	$[***] per share as of December 16, 2019;

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

June 4, 2020

Page Four

•	$[***] per share as of February 27, 2020;

•	$[***] per share as of May 8, 2020; and

•	$[***] per share as of May 29, 2020.

As of each award date set forth in the table below under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common shares. Generally, grants of share awards were made on dates for which there was a contemporaneous independent third-party valuation. For dates on which there was not a contemporaneous valuation, the Board determined the estimated fair value of the Company’s common shares on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant.

In each IPO scenario, the Company assumed that all outstanding shares of the Company’s convertible preferred shares would be converted into shares of the Company’s common shares on a one to one basis. In the sale of the Company scenario, the Company allocated the value per share by taking into account the liquidation preferences and participation rights of its convertible preferred shares, consistent with the method outlined in the Practice Guide.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Board during the past 12 months, after giving effect to the Reverse Stock Split:

Grant Date	Number of Shares Underlying Equity Awards Granted (#)	Third-Party Valuation Date	Exercise Price per Common Share ($)	Estimated Fair Value Per Common Share at Grant Date ($)
September 25, 2019	[***]	September 4, 2019	[***]	[***]
September 25, 2019	[***]	September 4, 2019	[***]	[***]
November 21, 2019	[***]	September 4, 2019	[***]	[***]
December 16, 2019	[***]	December 16, 2019	[***]	[***]
April 2, 2020	[***]	February 27, 2020	[***]	[***]
May 8, 2020	[***]	May 8, 2020	[***]	[***]
May 29, 2020	[***]	May 29, 2020	[***]	[***]

September 4, 2019 Valuation; September 2019 through November 2019 Option Grants

On September 25, 2019, the Company granted options to purchase an aggregate of [***] common shares at an exercise price of $[***] per share. On that same date, the Company also granted an option to purchase [***] common shares at an exercise price of $[***] per share to a newly hired employee who started with the Company in April 2019 (which exercise price is higher than the March 31, 2019 valuation of $[***]). As the Company has a regular practice of granting new hire awards at the next regularly scheduled Board meeting and this employee was hired prior to the September board meeting, the Board determined to make the exercise price for the grant the same as the other option grants made in March 2019. The Board determined the fair value at the time of these grants was $[***] per share based on a number of factors, including the September 4, 2019 valuation.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

June 4, 2020

Page Five

On November 21, 2019, the Company granted options to purchase an aggregate of [***] common shares at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the September 4, 2019 valuation.

The option pricing method (“OPM”) was utilized for the independent third-party valuation of the Company’s common shares as of September 4, 2019. The OPM treats a company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. The OPM indicated the value of the Company’s common shares to be $[***] per share as of September 4, 2019. A DLOM of [***]% was used for the September 4, 2019 valuation.

The September 4, 2019 valuation reflected the closing of the Company’s Series B preferred share financing for proceeds of $82.5 million. For the period from the September 4, 2019 valuation to November 21, 2019, the Board determined there were no internal or external developments since the September 4, 2019 valuation that warranted a change in the fair value. As a result, the Board determined the fair value of the common shares as of September 25, 2019 and November 21, 2019 was $[***] per share.

December 2019 Valuation; December 2019 Option Grants

On December 16, 2019, the Company granted options to purchase an aggregate of [***] common shares at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] based on a number of factors, including the December 16, 2019 valuation.

For the December 16, 2019 valuation, the Company estimated the fair value of the Company’s common shares by using the Hybrid Method which considered an IPO scenario and a merger and acquisition scenario. For those future-event scenarios, the Company’s management determined that the probability for the IPO scenario was [***]%, and for the merger and acquisition scenario was [***]%. The Hybrid Method was not introduced until the December 16, 2019 valuation because the Company had obtained better visibility into the timing of a potential IPO or a potential merger and acquisition exit, but still considered the uncertainty around the Company’s value should the liquidity event not occur. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded companies in the life sciences and biotechnology sectors that recently completed IPOs. For the IPO scenario, the Company applied the direct waterfall equity allocation method. The Company estimated time to completion for the IPO as [***] years and applied a risk-adjusted discount rate of [***]% and a DLOM of [***]%.

In determining the enterprise value for the merger and acquisition scenario, the Company applied the market approach (recent transaction method) to obtain the equity value of the Company. The valuation utilized the OPM to arrive at a common share valuation before discounts. A DLOM of [***]% was then applied to the common share value.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

June 4, 2020

Page Six

Using the Hybrid Method, the value of the Company’s common shares was estimated to be $[***] per share as of December 16, 2019. Based on that result as well as consideration of other qualitative factors, the Company’s Board determined that the fair value of the Company’s common shares was $[***] per share as of December 16, 2019. The primary reason for the increase in the concluded fair market value per share of $[***] in the December 16, 2019 valuation, as compared to the estimated fair market value per share of $[***] in the September 25, 2019 valuation, was attributable to continued progress in the Company’s business towards filing an Investigational New Drug application for its lead product candidate as well as preliminary planning for and preliminary steps taken by the Company towards a potential IPO.

February 27, 2020 Valuation; April 2020 Option Grants

On April 2, 2020, the Company granted options to purchase an aggregate of [***] common shares at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] based on a number of factors, including the February 27, 2020 valuation.

The February 27, 2020 valuation was performed using the Hybrid Method, which considered an IPO scenario and a merger and acquisition scenario. For those future-event scenarios, the Company’s management determined that the probability for the IPO scenario was [***]%, and for the merger and acquisition scenario was [***]%.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded companies in the life sciences and biotechnology sectors that recently completed IPOs. For the IPO scenario, the Company applied the direct waterfall equity allocation method. The Company estimated time to completion for the IPO as [***] years and applied a risk-adjusted discount rate of [***]% and a DLOM of [***]%.

In determining the enterprise value for the merger and acquisition scenario, the Company applied the market approach (recent transaction method) to obtain the equity value of the Company. The valuation utilized the OPM to arrive at a common share valuation before discounts. A DLOM of [***]% was then applied to the common share value.

Using the Hybrid Method, the value of the Company’s common shares was estimated to be $[***] per share as of February 27, 2020. For the period from the February 27, 2020 valuation to April 2, 2020, the Board determined there were no internal or external developments since the February 27, 2020 valuation that warranted a change in the fair value. Based on that result as well as consideration of other qualitative factors, the Board determined that the fair value of the Company’s common shares as of April 2, 2020 was $[***] per share.

The primary reason for the increase in the concluded fair market value per share of $[***] in the February 27, 2020 valuation, as compared to the estimated fair market value per share of $[***] in the December 16, 2019 valuation, was because at the time of the valuation the Company had scheduled its IPO organizational meeting for March 9, 2020, which gave the Company some visibility into the probability and timing of a potential IPO. However, mere intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biotech IPO market cooling, fatigue from institutional investors, the effects of the COVID-19 pandemic, or other development setbacks could materially impact the viability of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

June 4, 2020

Page Seven

May 8, 2020 Valuation; May 8, 2020 Option Grants

On May 8, 2020, the Company granted options to purchase an aggregate of [***] common shares at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] based on a number of factors, including the May 8, 2020 valuation.

The May 8, 2020 valuation was performed using the Hybrid Method, which considered an IPO scenario and a merger and acquisition scenario. For those future-event scenarios, the Company’s management determined that the probability for the IPO scenario was [***]%, and for the merger and acquisition scenario was [***]%.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded companies in the life sciences and biotechnology sectors that recently completed IPOs. For the IPO scenario, the Company applied the direct waterfall equity allocation method. The Company estimated time to completion for the IPO as [***] years and applied a risk-adjusted discount rate of [***]% and a DLOM of [***]%.

In determining the enterprise value for the merger and acquisition scenario, the Company applied the market approach (recent transaction method) to obtain the equity value of the Company. The valuation utilized the OPM to arrive at a common share valuation before discounts. A DLOM of [***]% was then applied to the common share value.

Using the Hybrid Method, the value of the Company’s common shares was estimated to be $[***] per share as of May 8, 2020. Based on that result as well as consideration of other qualitative factors, the Company’s Board determined that the fair value of the Company’s common shares as of May 8, 2020 was $[***] per share. The primary reason for the increase in the concluded fair market value per share of $[***] in the May 8, 2020 valuation, as compared to the estimated fair market value per share of $[***] in the February 27, 2020 valuation, was due to the Company’s submission of a confidential draft registration statement to the Commission on April 6, 2020, which gave the Company some visibility into the probability and timing of an IPO. Unexpected systemic events like the biotech IPO market cooling, fatigue from institutional investors, the effects of the ongoing COVID-19 pandemic, or other development setbacks could materially impact the viability of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications.

May 29, 2020 Valuation; May 29, 2020 Option Grants

On May 29, 2020, the Company granted options to purchase an aggregate of [***] common shares at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] based on a number of factors, including the May 29, 2020 valuation.

The May 29, 2020 valuation was performed using the Hybrid Method, which considered an IPO scenario and a merger and acquisition scenario. For those future-event scenarios, the Company’s management determined that the probability for the IPO scenario was [***]%, and for the merger and acquisition scenario was [***]%.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded companies in the life sciences and biotechnology sectors that recently completed IPOs. For the IPO scenario, the Company applied the direct waterfall equity allocation method. The Company estimated time to completion for the IPO as [***] years and applied a risk-adjusted discount rate of [***]% and a DLOM of [***]%.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

June 4, 2020

Page Eight

In determining the enterprise value for the merger and acquisition scenario, the Company applied the market approach (recent transaction method) to obtain the equity value of the Company. The valuation utilized the OPM to arrive at a common share valuation before discounts. A DLOM of [***]% was then applied to the common share value.

Using the Hybrid Method, the value of the Company’s common shares was estimated to be $[***] per share as of May 29, 2020. Based on that result as well as consideration of other qualitative factors, the Company’s Board determined that the fair value of the Company’s common shares as of May 29, 2020 was $[***] per share. The drivers for the increase in the concluded fair market value per share of $[***] in the May 29, 2020 valuation, as compared to the estimated fair market value per share of $[***] in the May 8, 2020 valuation was due to (i) the Company held “testing-the-waters” meetings with potential investors, at which the Company received positive feedback from potential investors, (ii) the Company’s entry into a discovery collaboration with Bristol Myers Squibb on May 26, 2020 and (iii) the Company’s anticipated public filing of the Registration Statement with the Commission on May 29, 2020.

Explanation of Difference Between Fair Value of Common Shares as of May 29, 2020 and the Midpoint of the Anticipated Preliminary Price Range

The Company respectfully submits to the Staff that the increase in value between the May 29, 2020 option grants and the Preliminary Price Range is reasonable. Specifically, the Company received an independent third-party valuation of its common shares as of May 29, 2020 that indicated that the fair value of the common shares on that date was $[***] per share, which is lower than the bottom of the Preliminary Price Range by approximately [***]%.

The Company supplementally advises the Staff that the Company believes that the difference between the most recent fair market value of its common shares for option grant purposes, as determined by the Board on May 29, 2020, and the Preliminary Price Range is in part attributable to the fact that the valuations for option grants took into account a discount for lack of marketability that the Company believes will continue to apply until the Company completes its IPO. In addition, the discount applicable to the May 29, 2020 option grants, as compared to the Preliminary Price Range, is supported by (1) the inherent uncertainty of completing a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario; (2) the possibility that the actual IPO price could be substantially lower than the Preliminary Price Range recommended by the Company’s underwriters; (3) the 180-day lock-up agreement to which the shares underlying the Company’s options will be subject following the IPO; (4) the Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred shares into common shares upon the closing of the IPO, thus eliminating the superior rights and preferences of the preferred shares as compared to the common shares; (5) updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace; and (6) completion of the IPO would strengthen the Company’s balance sheet, provide the Company access to public equity and enhanced operational flexibility, thereby increasing the value of the Company’s common shares compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair market value of its common shares as determined by the Board as of May 29, 2020 is consistent with the Company’s and the Representatives’ preliminary estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common shares in connection with its progression towards an IPO.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

June 4, 2020

Page Nine

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its option grants during the past 12 months were reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at 55 Hudson Yards, New York, New York 10001.

****

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

June 4, 2020

Page Ten

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at +1 212 479 6474, Ryan Sansom at +1 617 937 2335 or Courtney Thorne at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta
Divakar Gupta

cc:	Lloyd M. Segal, Repare Therapeutics Inc.

Steve Forte, Repare Therapeutics Inc.

Marc A. Recht, Cooley LLP

Ryan S. Sansom, Cooley LLP

Courtney T. Thorne, Cooley LLP

Mitchell S. Bloom, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com